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ı, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 MADISON AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LEWIS, CFO, (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EISNERAMPER LLP, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Julia Tatroe
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01TA6306446
Qualified in New York City
My Commission Expires 6/23/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC

(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents (including restricted cash of $490,546)	**$ 1,437,120**
Fixed assets, net of accumulated depreciation and amortization of $362,097	**646,050**
Other assets	**25,000**
	$ 2,108,170
LIABILITIES	
Accrued bonus compensation	**$ 700,000**
Accrued expenses and other liabilities	**412,593**
	1,112,593
Commitments (Note F)	
MEMBER'S EQUITY	**995,577**
	$ 2,108,170

See notes to statement of financial condition

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may engage in the following lines of business: 1) act as an underwriter (including as a book-running manager or co-manager) or selling group member in firm commitment and best efforts public offerings of debt and equity securities 2) act as buyer or seller of debt and equity securities as agent in the over the counter market 3) act as an initial purchaser in private offerings conducted pursuant to Rule 144A and 4) act as an underwriter, arranger or intermediary in connection with leveraged loan transactions. The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c-3-3 under paragraph k(2)(i).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory fees include fees earned from providing strategic advisory, merger-and-acquisition, capital formation and restructuring services. Fees earned in relation to a specific transaction are recognized when the transaction is complete and billable. Retainer fees are generally received monthly or quarterly and are recognized as earned on a pro-rata basis over the term of the contract.

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The Company leases premises under a lease, which provides for periodic increases during the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference, if any, between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2015, the Company has no material unrecognized tax benefits.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $533,981, which exceeded the minimum net capital requirement of $100,000 by $433,981. The Company's ratio of aggregate indebtedness to net capital was .77 to 1.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2015 are comprised of the following:

Furniture and fixtures	$ 419,644
Computer and office equipment	247,698
Leasehold improvements	241,223
Telecommunications	51,262
Artwork	48,320
Total cost	1,008,147
Less accumulated depreciation and amortization	(362,097)
Fixed assets, net	$ 646,050

NOTE F - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue in New York City under a non-cancelable operating lease (the "Lease"). In 2014, the Company entered into a lease modification agreement, whereby the Company leased office space on the fifth floor, starting on March 1, 2015 ("Fifth Floor Occupancy Date") in addition to the original premises leased. The term of the Lease is extended until the tenth anniversary of the 5th Floor Occupancy Date. Future minimum lease payments at December 31, 2015 are as follows:

	Gross	Sublease Income	Net
2016	3,129,564	(589,440)	2,540,124
2017	3,129,564	(275,970)	2,853,594
2018	3,129,564	-	3,129,564
2019	3,129,564	-	3,129,564
2020	3,390,361	-	3,390,361
Thereafter	14,343,835	-	14,343,835
	$ 30,252,452	$ (865,410)	$ 29,387,042

The Lease requires a security deposit of $487,300, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a deposit of $490,546, which is included in restricted cash.

NOTE G - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the Company allocated $1,864,000 of compensation, office and professional service expenses to INC ($75,000), Holdings ($1,139,000) and Berenson Mena Ltd. ("MENA") ($650,000), a wholly-owned subsidiary of INC. Holdings received advances of $467,822 from the Company during 2015. During 2015, repayments of $458,905, $1,606,820 and $650,000 were made to the Company by INC, Holdings and MENA, respectively.

The Company paid direct expenses of Holdings which totaled $812,514 and $280,615 of MENA direct expenses, all of which were reimbursed during the year.